Filed by Spartan Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Acquisition Corp. II

Commission File No.: 333-254589

Date: June 17, 2021

The following is a transcript of an interview with Matt Potere, Chief Executive Officer and Director of Sunlight Financial LLC (the “Company”) and Barry Edinburg, Chief Financial Officer of the Company at the Cowen Sustainability & Energy Transition Summit on June 8, 2021.

Company Name: Sunlight Financial LLC

Event: Cowen Sustainability & Energy Transition Summit

Date: June 8, 2021

<<Jeff Osborne, Analyst, Cowen & Company LLC>>

Hey, good afternoon, everybody. It's Jeff Osborne, Cowen sustainability analyst. Thanks for sticking with us on day one of our virtual conference here. Very pleased to have the management team from Sunlight Financial, a recent SPAC and one of the market leaders in the residential solar finance and emerging in the home improvement space as well. We’ve got Matt Potere, the CEO and Barry Edinburg, CFO joining us.

Gentlemen, thanks for taking time out of your busy day to join us. Normally, I start with could you describe your business model in two or three minutes. But Matt, I know you've done that 50 zillion times as part of the SPAC merger and so I've stolen that your tagline that all lending models are built off of three key pillars, distribution, risk management and diverse low cost capital access. And so I wanted to start with those three, since you always start with those three. And maybe we can just jump right into distribution. So why don't you explain who Sunlight is and how you distribute solar loans. And then we'll get into the other pieces, as well as some other topical questions.

<<Matt Potere, Chief Executive Officer>>

Perfect. That sounds good. And thanks for having us today, Jeff. You’re right, some of that’s in point of sale finance platform, our distribution is a B2B2C model. So we partner with solar installers and home improvement contractors across the U.S. to facilitate financing at the point of sale. So typically, what happens is a solar installer for example, we’ll sit down with a customer, we’ll talk to them about the benefits of going solar, the customer will say they want to go solar and our partner, the solar installer will literally spin around the iPad.

The customer will provide some information and go from credit application to full approval in less than two minutes. And we help facilitate and then underwrite the loan. And so we're fully integrated, we make it very simple. We have partnerships with over 1,200 contractors across the country from some of the largest public companies down to small local and regional installers, again across the U.S.

<<Jeff Osborne, Analyst, Cowen & Company LLC>>

Perfect. And specifically on distribution, I think you've talked about sort of a 40/40/20 split with very large installers to 20% very small. There's 4,000 odd solar installers out there. And I think growing by the day, as more and more states unlock value from deploying solar and it becomes cost effective. Can you just talk about how that's changed over time, I think years ago back in 2016, 2017, memories, right. You were very exposed to SolarCity back in the day, but maybe I'm off base there.

<<Matt Potere, Chief Executive Officer>>

Yeah. So we started with – very essentially, when we started the business and started to ramp it, we started with the largest installers, it was very efficient for us to be able to do that, the credit volume and the credibility. And it was easier to consolidate their feedback and iterate our product. And it would have been to have relationships with hundreds of installers and try to do that. So we started with the largest installers, we built the systems and the automation and the technology to then be able to onboard mass numbers of contractors. And you're right today, Jeff.

We have – about 40% of our volume today is driven by what we consider, what we call enterprise partners, call that the top 10 or 12 or so solar installers. 40%, which we call core, which is up to about installer number 200 or 200 largest in the country and then the remaining 20% is what we call SMB, which is about 4,000. And so we have started large and we're continuing to onboard significant numbers of partners.

<<Jeff Osborne, Analyst, Cowen & Company LLC>>

And do you find them smaller folks are more receptive and more loyal or stickier customers, in essence are partners or not necessarily?

<<Matt Potere, Chief Executive Officer>>

Yeah, not necessarily, we've had some very long standing deep relationships with large partners. And we've had the same with small partners. Fundamentally, the way we think about it philosophically and culturally is, our job is to help the installer sell more solar and make it really simple for the customer to finance solar. And so we focus on a really strong value proposition. And when we find – when we do that we put the contractors’ interests first, we get a good long-term value and good loyalty. And so that's really been regardless besides of the partner.

<<Jeff Osborne, Analyst, Cowen & Company LLC>>

Got it. So after distribution and your kind of talking points, you've got risk management. And so I was hoping to pivot and talk about sort of your background, coming you've underwritten credit and all different kinds of categories in your career. But what do you think? I guess what I'm trying to get at is, A, talk about your background, but B, how is it that Sunlight, at least according to accrual has the lowest, loan losses out there in the industry, how have you been able to achieve that as such a new upstart company so to speak, is it a fundamental different way of looking at it? Are you just taking higher credit quality folks that other people maybe underwrite and willing to roll the dice, any thoughts there?

<<Matt Potere, Chief Executive Officer>>

Yeah, I think there are probably two reasons. So first, culturally and in our DNA, we've got deep credit experience. I've been a consumer lender for 25 plus years. If you go across the team, you'll see really deep credit experience. So we've learned some mistakes over those decades. And we've also learned some best practices. And that's helped us avoid things that others do, that we think results in not as strong credit performance. I should say, this is a very strong asset class.

So the asset class in total performs well, we're proud that we perform really industry leader better than anyone else. So the first piece of it is, is cultural. The second piece is how we develop our strategies themselves. We're really focused on originating assets with good risk adjusted returns. And so we're proud of our growth.

So we're proud of our growth with strong credit quality, we think that's how you create long-term enduring value. And so our credit strategy is designed to get the strong risk adjusted returns. We use FICO, as an attribute in our strategy. It's not our entire credit strategy. And so for instance, we'll look at low FICO score customers. And we look at disaggregated credit bureau attributes, all the individual variables on their credit report. And with combinations of those variables will identify low FICO customers who actually perform very well, based on some of these other attributes indicate their lower risk.

In converse, we will take a high FICO customer that someone else might approve, because they have a high FICO. And we'll find other attributes that indicate they'll actually perform worse than you might otherwise expect and will decline them. And the net result of that is we tend to have higher than market average approval rates, but significantly better credit performance. And we think that's the secret in a business like ours, growth businesses like ours don't usually talk about the risk side, they just talk about this incredible growth and we've had this incredible growth, but how we've done it, we think is special and enduring.

<<Jeff Osborne, Analyst, Cowen & Company LLC>>

Got it. And then to have that incredible growth, you obviously need that capital from low cost providers. So I think in a – at least SPAC merger deck, I think you had seven, maybe eight providers of memories, right, in terms of capital providers. But we're in a backdrop where we've got deposits at banks at all-time highs, you've got every bank CEO, talking about lending or giving degree initiatives.

Do you in the future, do you need 20 providers that you can pit them against each other? Are these strategic partners that you're always going to have a handful that are more programmatic in nature, as opposed to sort of a merry-go-round? How do we think about leveraging the low cost capital provider pool or universe?

<<Barry Edinburg, Chief Financial Officer>>

Yeah. That's a good question. I mean, there's no doubt that the supply demand dynamics in the market right now are favorable for us. And we recognize that and we find our ability to drive price with our existing capital providers is always positive for business. Big picture, we're comfortable with our current capital providers and our sort of near-term needs. And we've definitely seen them the desirous of additional volume, given the market factors and all the deposits they've been swamped with. That said, we have a robust pipeline of additional capital providers. And I'd expect to add some in the coming quarters, we're always looking for differentiated partners, right.

That either are going to add excellent pricing or otherwise do something strategic for Sunlight that we find beneficial for the business. We just want partners that are accretive. It's true, the more you have, the better you can play them off against each other from a pricing standpoint. But that becomes difficult from a management perspective, in terms of managing lots of different partners. And we like to keep our partners happy. So if they sign up with us and they talk to us about achieving a certain volume level, we'd like to be able to perform things that we can't. So having too many, creates issues, having too few, creates issues. And yeah, we'll keep trying to add partners to keep growing our business as we need to.

<<Jeff Osborne, Analyst, Cowen & Company LLC>>

Got it. And then maybe for those in the audience that aren't as familiar with solar lending and home loans and maybe just residential solar in general. I was wondering if one of you can give an illustrative example, let's just say your average sort of 2,500 square foot, three bedroom, four bedroom house, wanting to go solar, let's say, it's 35,000, 40,000, maybe we use 40,000 to keep the math easy in terms of costs. How do we think about how you folks broker both sides of that you're lending to the distribution, but you're also getting capital from your capital providers?

Maybe you can touch on that and also working in the example of what happens when a battery comes into the equation, you folks just reported results last week and I think had a tremendous amount of detail that you hadn't released before around battery attach rates, which I found incredibly helpful.

<<Barry Edinburg, Chief Financial Officer>>

Yeah, no doubt. So let's talk about the economics. We sit between capital providers and contractors. And we make a spread between them. I'll give an example, as you said, Jeff. So a $40,000 solar system is a good round number to use. We've used this in our presentation. So if you see one of our presentations, you can find a page on this. But the way that it works is on the capital provider side of things. For each of our capital providers, we have a pricing sheet. And that pricing sheet says what that capital providers want to pay as a percentage of par for all of our loan products.

So let's just say a 20 year, 3.99% solar loan, a capital provider might be willing to pay us $0.90 in the $1 for that loan. All right, it's a discount to par, because the interest rate is lower than they would otherwise want to make for a yield. And so they take a discount into yield over time. And they'll pay us $0.90, that's illustrative. I actually don't know what 20 year, 3.99% would cost us but let's just say it's $0.90. And that's $36,000 for $40,000 loan, okay.

On the contractor side of our business, it's really the same thing. So for each one of our contractors, we have a pricing sheet. And that pricing sheet says for each one of our products, what they're willing to accept, for that loan. So for that same 20 year, 3.99% loan, we look at the pricing sheet and we see that for contractor X, they're willing to accept $0.85 in the $1 for that loan, or for that $40,000 system, $34,000. So what happens when the loan funds, we take $36,000 from our capital provider, we send $34,000 to our contractor and we keep $2,000 for ourselves, upfront in cash and we don't keep the credit risk.

So this is a capital-light business and a cash flow generative business by its nature. So pretty simple revenue model, I think. And as far as the battery storage, what that does, the inclusion of a battery is it increases the balance of the loan. So instead of being a $40,000 loan, it might be a $50,000 loan. And the five points that we made on a $40,000 loan, we would still make on a $50,000 loan. So instead of making $2,000, we make – I can't do the math in my head, we make five points on the extra $10,000, with zero additional expense. So the larger the balance the more battery attachment rate we can get, the more revenue we make without additional expense. And that just adds to more EBITDA margin and drives margin in that business.

<<Jeff Osborne, Analyst, Cowen & Company LLC>>

Got it. That's very helpful. I always find illustrative examples to simplify multi-variable equations, so to speak. Makes sense. Can you just touch on – so that platform fee I think is give or take 4.5% to 5% that you alluded to, maybe just touch on how has that trended over time. I think this SPAC merger deck seems to imply that it's a little bit more, I think it's come down over time as have many things with solar.

The deck seems to imply that it's a little bit more flattish than the cost curves of most things in solar over time. And so I was wondering if you could touch on, give us a sense of perspective of where we are, where we were and where we're going, as it relates to the fee in particular and some of the assumptions behind that?

<<Barry Edinburg, Chief Financial Officer>>

Sure, you're right. Our forecast assumes that our platform fee margin stays relatively consistent over the life of the forecast. The fee has come down somewhat over time, not tremendously, but somewhat over time as the market has found its footing. And as competitors have come in, feel like it's pretty robust market at this point. The important thing to note though is that there's two sides to our platform fee margin. There's the contractor side and there's the capital provider side. We have assumed that our margin stays consistent, because I think that even if we have pressure on one side, we can make up for it on the other.

And the best example I can give is on the capital provider side, where our capital providers right because this is still a relatively new asset class. They make a risk premium to what they might make in an auto loan or some other type of consumer loan with similar credit characteristics. That risk premium will go down over time or disappear. And as that risk premium goes down, that $0.90 in the $1 that I was saying before, we might make from a capital provider for that 20 year 3.99% loan that might be 91 or 92.

And that can drive additional pricing, we could theoretically pass on that pricing to our contractors to get more volume. It's just good for the business. So we see an ability to push price over time. The other thing I'd note is that given that our performance is demonstrably better than others in the market, we think our ability to push price will be even more advantageous to our business than others might see.

<<Jeff Osborne, Analyst, Cowen & Company LLC>>

Got it. And then there's two – my words that investors are freaked out about interest rates and inflation. Ironically, inflation sort of helps you guys out, right, the cost of solar if it goes up, although it shouldn't, but let's say it goes up $0.20 a lot, the value of your loan goes up. Maybe you're not as economic in some states and maybe demand goes down. But I don't see inflation hitting you guys that much of an impact. But interest rate is a common question I get. So, how do you think about what the – if interest rates go up 100 basis points over the course of say 12, 18 months? What does that actually mean for your business in terms of either the cost of capital or how you run the business itself?

<<Barry Edinburg, Chief Financial Officer>>

Yes, I do think about it as those two things. So cost of capital on one side and demand on the other. Those are the things that may be impacted by interest rates. From a demand standpoint, I really don't see a material impact on demand from interest rates, especially if we are talking about 100 basis points over a year or 18 months. At the point of sale, the thing that the consumer is offsetting is their power bill, right is their utility cost. If rates go up, that means utility cost goes up as well, they finance themselves with that. So they will pass that on to their customers as well. I mean that the thing that a consumer is offsetting will also get more expensive.

So the value proposition from my perspective is likely to stay in place for residential solar as far as the demand side goes. My view and certainly people could argue about that. But that's how I think about it. As far as our cost of capital goes and we’ve got a page on this in a couple of presentations that we have on our website. Our cost of capital is primarily based on credit unions and banks. So most of our capital providers are credit unions and their cost of capital is based on their deposit costs, right, what they have to pay their typical depository or their typical customer for their deposits.

That is a much more stable cost of funds than is the market more broadly, if I were a business or we were a business that was financing itself in the capital markets and 100 basis point change in the five year swap rate means 100 basis point change in my cost of funds. I feel a little bit concerned about interest rate movements. I'd also be concerned about interest rate movements, if I were a business that were valued based on a discount rate being applied to long dated credit sensitive assets. I’d be concerned about this as well. I don't think we are immune from issues from the interest rate markets. But I feel like we are in a relatively good spot compared to some of our peers in the loan markets and other public comps.

<<Jeff Osborne, Analyst, Cowen & Company LLC>>

Got it. And then one of the things I wanted to talk about is I personally went solar 10 years ago, loans didn't exist. I didn't think leases are right for me. I explored batteries, the only option was a closet full of lead acid boat batteries, which wasn't a good idea. So the world's changed a lot. And as loans came out, we now have 20, 25 year loans. And the whole concept or notion of comparing solar versus the grid isn't really around, hey, I had a seven year payback or a five year payback. There really is coming down in a monthly cost. And so, I wanted to understand how in your view that the tenor of the loans changed as they have gone out to 20 or 25 years.

Is the solar sales guy’s job that much easier? Selling on monthly payments, then payback and is that sort of the impetus to then bundle in all these other services that, if you really follow along closely with Sunrun, SunPower and others want to be when they grew up, its broader energy services platform companies that maybe can be all wrapped around this loan. And you guys might be in the middle of that, but I just want to understand, am I going to wake up one day and there's a 40 year solar loan?

<<Matt Potere, Chief Executive Officer>>

Well, first, you are right in that. Financing is absolutely integral in the sale of solar. There is no more discussion about paybacks. 90% of solar is sold with financing embedded at the point of sale. The last 10%, probably a piece of that is customers getting their own financing. And a small percentage true cash where customers are thinking about payback.

So the type of the sale has really shifted from when you went solar to today. Today, it is much more sold on payment. And it's a function of what will my new payment be plus my residual utility bill versus my existing utility bill. What's the comparison? How much money can I save in month one? And how much money do I save over the life of the system? So financing is really an important part of that. We have offered – for the last few years, we have offered loans ranging from five years to 25 years, we have seen the market shift a bit to more of the market the mix shifting more to 20 and 25 year loans than had in the past few years.

That said, we still have a sizable population of customers, I don't believe we’ve disclosed the distribution by loan product or by tenor, we have a sizable number of customers who still want a 10 year loan and they tend to have, if you think about they tend to typically have lower interest rates and because the loan tenor is shorter, they are paying less interest over a shorter period of time. And so the lifetime savings are greater.

So some of those customers are actually paying a slightly higher payment in the beginning, but the lifetime savings are significant. So the point though is, one of the things that Sunlight provides is we offer this range depending on the customer's needs, depending on how the contractor is selling. We give the contractor the flexibility to compete in all of these different markets with different value propositions and different incentives to help them sell more and to help make it really easy for the customer to go solar.

<<Jeff Osborne, Analyst, Cowen & Company LLC>>

Got it. And then do you think though, would your capital providers view like 40 years is probably ridiculous. But do you think that a 30 year solar loan would ever exist?

<<Matt Potere, Chief Executive Officer>>

It's hard to know, as you go longer in tenor, it gets a little bit less efficient to finance and so then those get embedded in the cost. And so there's a question of, at a certain point, it's not as efficient in the payment to go longer because these other costs, these other inefficiencies get stacked in and there's a sweet spot. And the market seems to have coalesced up to 25. I don't see that changing in the near-term. But you never know.

<<Jeff Osborne, Analyst, Cowen & Company LLC>>

I was wondering, maybe this is more for Barry or Matt, feel free to jump in, if you can touch on, sort of my understanding is if I get a Sunlight loan today, the loan re-amortizes after 18 months, the assumption is that on that $40,000 system, I would give back the 26% ITC to pay down the loan and then step down the monthly payments further. But can you just sort of walk through in that same illustrative example we did before of how that re-amortization works and in this type of environment, are people still moving forward with now that we are well past April 15? Are people taking those tax credits and paying them down or sticking with the higher monthly payments.

<<Barry Edinburg, Chief Financial Officer>>

You are going to make me do math, I just see my calculator out. So on the $40,000 system, you are right, there's a – for all of our solar loans, there's an automatic re-amortization feature after 18 months. It's pretty consistent in the market. I think most solar loans that are in the market have that feature. And what that means is that we are able to offer a low payment upfront because the loan assumes that you will pay down 26% before the 18 month point, right. So it assumes you will use your ITC to prepay the loan. So for a $40,000 loan, that's $10.4000.

If you pay back your $10.4000 before the 18 month point, your payment stays the same, right. So you will use your payments to make sure that your monthly payment stays the same. If you prepay more than that your monthly payment goes down. If you prepay less than that your monthly payment goes up. That's the way that it works, so relatively straight forward. We see a lot of prepayments in our solar loans.

Certainly some of that is due to this dynamic where folks use their ITC to prepay the loan and get their payment stay the same. You mentioned sort of the tax season. Tax season is important but we give them 18 months so no matter when in the year, they buy a solar system during that 18 month period will be their tax season. So that's how we created the 18 month loan and I think we may have created, I forget. But that is how it works.

And we see a lot of prepayments because of that. We also see a lot of prepayments due to home sales because we have a UCC on the system itself. And when someone goes to sell their home, the buyer’s lender sees our lien on the title report and they asked to have it cleared. So there's a lot of structural protection in the loan that creates additional prepayments.

<<Jeff Osborne, Analyst, Cowen & Company LLC>>

With that point, I think some of your competitors at some of the industry conferences have talked about that exact situation, the lien against the home and then getting into the business of providing home loans, is that something you would ever consider doing is rolling a solar loan into a home loan, after the ability to sort of test drive a consumer for a period of time to see how they are for payments?

<<Barry Edinburg, Chief Financial Officer>>

Well, our lien is on the system itself.

<<Jeff Osborne, Analyst, Cowen & Company LLC>>

Right. I'm asking now, would you say, hey, you have a $40,000 solar system and a loan on that, but it's a $0.5 million home, let's roll that two together ad assume somebody’s mortgage. Is that a business you would ever want to be in? I'm sure Matt and his 25 years of credit, maybe did home loans at some point in time? Is it something you would care to repeat or not really?

<<Matt Potere, Chief Executive Officer>>

I do have some scars from the mortgage business for sure. So I think about that as a lead into a mortgage business. And that's effectively a refi. And the question is, if you get to know the customer, can you lower your acquisition costs and feed it into your mortgage platform. From my perspective, the mortgage business is a pretty tough, cyclical business.

When rates are low, it booms, when rates aren't low it's difficult, it's got a lot of fixed expense. And so when I think about what's right for Sunlight, that's probably not a business, that we'd be focused on, at least not in the near-term. If we really thought it was a great lead, we could always create partnerships with mortgage originators, let them do what they do, let us leverage the relationship but not have significant fixed overhead. But again, different people have different strategies.

<<Jeff Osborne, Analyst, Cowen & Company LLC>>

We’ve only got about three minutes left. I just want to maybe finish on this one last question. So your business is a very simple revenue model that throws off a lot of cash immediately, as these deals happen and you get that platform fee. Can you talk about what yourselves or the board is contemplating doing with the cash? Is there a logical tuck-in M&A that you can do? Is there a reinvestment into other areas of investment, I'm just trying to understand how the business could change, obviously you could elect to keep some of the loans on your own balance sheet and that would take cash. But assuming you don't do that, at least in the near to midterm. What’s the objective with the cash?

<<Barry Edinburg, Chief Financial Officer>>

Yeah. We’ll need to make some decisions on capital allocation strategies with our public board over the next several quarters as we accumulate cash balances at the business for sure. There are definitely a few options on what to do with accumulated cash that could include an activity. There are plenty of things that we may be interested in doing. We can have a longer discussion about that at some point.

But we also may look to put our own loans in the balance sheet that may be something we do. We have no current plans to do that. We haven't affirmatively decided to do that. But we certainly have the skill set and access to capital and everything that we would need if we wanted to do that. If we ultimately decided to put loans in our balance sheet, we'd like the access to the securitization markets to match fund of those balances. I got to think about the securitization markets as tool for match funding assets on our balance sheet as opposed to something that has strategic benefit on its own.

But to the extent that we go down that road, we certainly access those markets so lots of different things that we may do with capital that's accumulating on our balance sheet, definitely a good problem to have. And maybe a little bit unusual in the market. And something we are definitely looking forward to figuring out.

<<Jeff Osborne, Analyst, Cowen & Company LLC>>

Got it. Maybe in 60 seconds or less. My assumption on your SPAC merger deck is there's a lot of things that look ultra conservative, no shift in loans versus leases, no meaningful uptake in battery attach rates. Modest success, if you want to call it that in your home improvement business, all of that I assume is done by design out of ultra conservatism. But am I missing something on that front or you may be more pessimistic than my enthusiasm, at least around the loan lease mix and batteries?

<<Matt Potere, Chief Executive Officer>>

Yeah, I mean, I think we try to forecast are the things that we know are directly in our control. We think there are some things that are going to – are likely to break our way. But we don't want to build the forecast reliant upon things that we can't control. So we created the forecast before the ICC was extended in December. That broke our way that's a tailwind that's not included in the forecast. The battery attach rates, we benefit, we help enable our partners, but we don't sell the batteries.

And so we didn't want to lean in, we didn't think it was appropriate to lean in there as well, as well as other policy benefits. And so, we focused on forecasting what we know we can control and feel confident with it and we get support from those other things. That's all upside. We think that's good for us. It's good for investors, too.

<<Jeff Osborne, Analyst, Cowen & Company LLC>>

Absolutely. Matt, Barry, thanks so much for taking time out of your busy day for hopping on with us today. I thoroughly enjoyed the conversation. Wish you guys the best of luck going forward.

<<Matt Potere, Chief Executive Officer>>

Yeah, thanks, Jeff. Good speaking with you.

<<Barry Edinburg, Chief Financial Officer>>

Thank you.

The following is a transcript of an interview with Matt Potere, Chief Executive Officer and Director of the Company and Barry Edinburg, Chief Financial Officer of the Company at the Piper Sandler Global Exchange & FinTech Conference on June 10, 2021.

Company Name: Sunlight Financial LLC (SUNF)

Event: Piper Sandler Global Exchange & FinTech Conference

Date: June 10, 2021

<<Chris Donat, Analyst, Piper Sandler Companies>>

Hi, good afternoon. I'm Chris Donat, financial technology analyst at Piper Sandler, and welcome to our next fireside chat, as part of our Global Exchange and Financial Technology Conference. With me this afternoon are Sunlight Financial, we have CEO, Matt Potere; and CFO, Barry Edinburg. So this is Matt's second time at our conference. And last year, which seems like a very long time ago was before a few things that I think are worth noting. It was before the Texas electric power crisis in February. It was before another set of wildfires in California. It was before the November election. And it was also before Sunlight announced their merger with Spartan Acquisition Corp. II that's ticker SPRQ that was announced on January 23. So with that, let me just jump in with Matt. I'm sure, we have some investors who are not as familiar with the Sunlight story and some who are, but just to kind of level set, can you give us a brief overview of the company and where you fit? I think you live in a unique ecosystem with contractors, consumers and capital providers. So just help us understand to lay the land.

<<Matt Potere, Chief Executive Officer>>

Yes. Thanks, Chris, and thanks for having us back on. So Sunlight is a point-of-sale finance platform focused on residential solar. If anyone's ever heard me describe Sunlight, I would describe it in the same way, as a finance platform. And all finance platforms have to focus on three key pillars. The first is distribution. And for us, our distribution is through a network of solar installers and home improvement contractors. They introduce Sunlight at the point-of-sale and we help facilitate the loan. And so it's a very efficient distribution channel. We effectively have no marketing costs and we grow with the overall channel as those new installers or as those installers or contractors enter new markets, we get to go with them without any capital investments. So it's very efficient.

The second pillar is ensuring that we're making good risk decisions and ensuring assets are priced appropriately. And it's something we're really focused on. Barry can talk a little bit more about our – how we fund our loans. But fundamentally, originating high quality assets is core to our business. And at Sunlight, we're really proud of the fact that we have the best credit quality in the industry, and that lets us access the third pillar, which is diverse and low cost capital. We have a network of banks and credit unions and other institutional capital providers that fund our loans.

And so, because we have such high credit quality, we can access this network of capital providers and ensures that we have very attractive margins for ourselves, it can still offer attractive pricing to the market. And because we're able to track the network of capital providers, we can also innovate around products. And so better pricing and better products helps feed our distribution, attracts more contractors and more volume, and it creates this virtuous cycle. And we recently announced our first quarter earnings. To date, Sunlight has funded over 125,000 homeowners and helps them go solar or make home improvements. So we're really proud of the progress. We're cash flow positive business or our net income positive business. We've got great momentum in some really attractive markets.

<<Chris Donat, Analyst, Piper Sandler Companies>>

Got it. Let's dig deeper on the revenue model and Barry, if you could walk us through that on the like I think before giving an example, it's like a $40,000 loan, how the economics of that work?

<<Barry Edinburg, Chief Financial Officer>>

Sure. Yes, I'd be happy to. So our $40,000 loan we have we sort of sit between contractors and capital providers. Can you guys get that feedback?

<<Chris Donat, Analyst, Piper Sandler Companies>>

Yes, we got the feedback.

<<Barry Edinburg, Chief Financial Officer>>

Matt, can you go with the question. I'll dial right back in.

<<Matt Potere, Chief Executive Officer>>

Sure, no problem at all. So fundamentally, our – the way that we make money as we sit between capital providers and contractors, and for example, on $40,000 loan we have a set of pricing where the capital provider will effectively originate the loan and what they'll pay. So let's say they funded it 85% of the loan value. And then we have a value at – I'm sorry, say they're funded at 90% of the loan value. And then we have with the contractors, a set of pricing where they'll accept funding. And let's say that 85% of the overall system value and the difference that roughly 5% is what Sunlight keeps and by managing this network of contractors and managing the network of capital providers, we effectively earn that margin in between. What's important is this is cash up-front, we take no ongoing credit risk and it lets us earn this fee at the time of the transaction. So it's a very efficient from a capital standpoint and allows us to generate significant cash flow.

<<Chris Donat, Analyst, Piper Sandler Companies>>

Okay. You've mentioned before that, it's a very high quality set of loans you have, and your credit losses are industry leading. How do you manage to do that? And I imagine there's a lot that's tied to just the nature of your borrowers, who have a home. If you have a home, you probably have an auto loan or two and credit cards and the fixed credit file. Is it easy to underwrite them? Or is there some trick to it?

<<Matt Potere, Chief Executive Officer>>

Yes. So this is a great asset class. So the overall asset performs well by definition, these are homeowners. So as a lender, I've spent 25 years as a lender. I always love that asset. I love that type of borrower and they're borrowing money for a socially and economically responsible purpose, so for solar to save money and for home improvement to make improvements to their home, so very good positive selection. That said, we have a really strong credit culture at Sunlight. So I mentioned my 25 year experience just about every consumer credit asset class. I've seen multiple credit cycles and learned a lot of lessons over those 25 years. And I could tell you, if you met others on the team, you hear the same type of experience. And so part of our really strong performance and to quantify we’re the best in the industry is result of that culture. We really think about risk with every decision that we make.

From an execution standpoint, our credit strategies leverage the experience that we have at some of the world's meeting financial institutions. And so we are not FICO only lenders. And we don't develop our credit strategy based on FICO only. Take a FICO as a predictive attribute, but not the only attribute. And we use a number of credit bureau attributes, an attribute to variables from the application itself to build a credit strategy. And so what we're really trying to do is look for low FICO customers that have other attributes that indicate they're actually lower risk in their FICO may imply. We do the same thing with higher FICO customers, where someone else may see a higher FICO customer and think they're low risk. We find other attributes that indicate their higher risk, we'll swap them out and we'll decline them. And the net result is approval rates that are higher than the industry average but credit performance that's significantly better.

Now, I think that's – it's important. It's very important to us and core to our business from a strategic standpoint. We're not taking that ongoing credit risk, but we've got indirect credit risk because we want our capital providers to get a good risk adjusted return that makes them interested in doing more business with us. It helps improve our pricing and how they – the rate of which they'll fund our loan. So there are a lot of indirect benefits, but we don't take the direct credit risk. We think that expertise really helps us.

<<Chris Donat, Analyst, Piper Sandler Companies>>

Okay. And can you help us understand the perspective of your credit providers? The main thing they're looking for is yield, I imagine, but with little credit risk, I mean, looking it say, 8-K data from the Federal Reserve about, the weekly data about banks. There's not a lot of loan growth out there except for auto loans these days. So what sort of – and also banks are swimming in deposits. The Wall Street Journal had an article on that one this week. So what are your loan partners looking for?

<<Matt Potere, Chief Executive Officer>>

Yes. We're in a market that's beneficial to us for sure, from a supply and demand perspective. And also just from a deposit growth standpoint. So our capital providers are looking for, like you said, yields. And as a general rule, they'll make more yield on residential solar loans than they will on other consumer assets with similar credit characteristics, just because residential solar loans are still a relatively new asset class. We do think that premium – that yield premium, the risk premium will narrow over time. And that we'll be able to improve pricing over time with our capital providers, but they're looking for premium yields. They're looking for an asset class that grows, right, because they see volatility in cards and auto last year, for instance a lot of other things that they invest, most of their deposits in, does see some volatility. So they like the growth nature of the asset. They also get to acquire a customer for pretty much free. We do all the work in the front and we deliver them a customer. So there's a lot of things that they get from our relationship. It really is symbiotic and therefore has become really sticky for us.

<<Chris Donat, Analyst, Piper Sandler Companies>>

Okay. And from the borrower perspective, from a consumer, what are they typically looking at for terms, are there a range of different products that you're offering? Or is it one plain vanilla offering in the low category?

<<Matt Potere, Chief Executive Officer>>

Yes. No, we offer a range. I mean, we offer terms from five to 25 years and we offer interest rates from 0.99% to 6.99%. Consumers like a variety of choice as do contractors. So contractors and the salespeople will generally have in mind what type of loan product that they would like to include as part of their pitch in the home. And they support lower interest rates with higher dealer fees. So it actually affects their economics to choose a lower coupon loan, but that obviously creates more savings for the consumer and enables more sales. So they get to choose how they want to run their business by choosing what type of loan products they offer to their consumers.

<<Chris Donat, Analyst, Piper Sandler Companies>>

Okay. And then sort of one more high level question, just on the merchant perspective or the contractor perspective, you have competitors out there like Loanpal or Sunnova in the residential solar space. What are contractors looking for? What helps you win business with, and is it with an individual contractor? Or do you tend to work with groups of contractors? How do you sign up the contractors?

<<Matt Potere, Chief Executive Officer>>

Yes. So we've had a tremendous amount of success growing our contractor network. We have over 1,200 contractors on the platform that we're partnered with. We added over 250 last year alone, so really good success. We often describe our value proposition as the four piece. So first is process. It's really important for a solar installer who spends an hour, you think about their sale. They're sitting at the kitchen table. They're spending an hour with the customer by the time they get into that sale. The last thing they want is a process that creates friction. And so we have proprietary technology platform, we call it Orange and we make it really simple for the customer to get financed at the point-of-sale, it's completely digital. There's no paperwork and they can go from credit application the full approval in two minutes. So we make it really, really simple. We get great reviews from contractors. We have over 15,000 salespeople who are out using Orange to help customers provide financing. So first is process.

The second is product. We talk about our credit quality and our access and our network of capital providers. One of the really big benefits of that is we can innovate around new products. Different capital providers have different appetites for types of product. And that lets us innovate on new products. So to give you an example, we were the first in the market to offer a five-year loan, a 25-year loan to allow batteries, to be rolled into the solar loan, to offer a standalone battery loan. So installers can go back and sell customers where they'd already installed solar, and they want to go back and sell a battery. And that's just those are a few of dozens of examples of us innovating around product. That helps contractors sell more. And then we have a great history of innovating around products.

The third P is pricing, and because we have high credit quality, our capital providers have fundamentally low funding costs, that lets us have good margins. It also ensures that we can have attractive pricing to our contractors. And so our pricing is very competitive in the market. And then the last is payments. Many of these contractors are fast growing like many businesses, they’re cash flow constrained. And we’re able to provide solutions to them, help provide them cash flow for some of their costs that they experienced early in the sales cycle. But before the system is on the roof and we’re actually getting paid for it. And we have some solutions around that. We’ve leveraged our credit experience and our access to capital to be able to put those solutions in place, so that there are relatively low risks for Sunlight, provide significant value to our partners. And so we get great reviews from partners, where we offer those advanced solutions as well.

<<Chris Donat, Analyst, Piper Sandler Companies>>

Okay. And if we think about your growth going forward and you’ve laid out some growth expectations. How important is it to grow the number of contractors versus the same-store sales effectively? Or is this business about adding contractors or doing more business with the contract or what sort of the – what’s more important, if you will?

<<Matt Potere, Chief Executive Officer>>

Yes. So to give you some context, 80% of our volume in any given year are from existing contractors, so it’s important for us to add contractors and we’ve had a lot of success with that, because as we bring those contractors on overtime we grow the relationship with them and they will drive volume in future years. But really, if you look at our volume in year, it’s the result of the relationships that we have, growing with our contractors and winning more share with them.

<<Chris Donat, Analyst, Piper Sandler Companies>>

Okay. And you made a reference a moment ago about batteries, which seems like a compelling piece of the story here. I think your cash flow rates in 2020 – well, I think in 2020 were more like 10.2%, or that’s what you disclosed your update? Anyway, how much more frequently using batteries become part of the sale now or part of the financing?

<<Matt Potere, Chief Executive Officer>>

Yes. So batteries are a great sort of macro trend that helps to benefit Sunlight. So first, to give a little bit of context of why batteries are so important and the typical solar system is call it $30,000 to $35,000, a battery, when customers add batteries, it’s anywhere from an incremental $10,000 to $15,000 typically. So it increases the average ticket size. Our costs are the same. So adding additional volume or higher loan balance for customer creates a lot of operating leverage, and it’s a very efficient way for us to generate incremental revenue. We don’t sell batteries directly. We enable products to help our contractors sell batteries. So we rise with them. And it’s been a trend, an upward trend. In the first quarter of 2020, we had about an 8% battery attachment rate. You’re right. I believe the full year, last year was about 10%. We recently reported in the first quarter, our attachment rate was 20%. So really significant growth in battery attachment, our average balances now $39,000 or it was in the first quarter, so really good momentum there.

And I tell you anecdotally, when you talk to contractors, and we look at individual contractors, there are some large contractors who are selling 75% to 80% of their systems with a battery. And customers are seeing a tremendous amount of value. There are also some contractors who haven’t yet focused on it. And they have attachment rates of close to 0%, in some cases even 0%. And so as we see – you see what’s possible. And as we see contractors who haven’t focused on this opportunity start to focus on it. I think we’ll see the attachment rate go even higher.

<<Chris Donat, Analyst, Piper Sandler Companies>>

Okay. What’s driving that cash greater than just the higher interest in batteries? Is it – as the cost of batteries come down meaningfully recently? Or is it events like the Texas electrical power outages or wildfires in California or other things that emphasize the need of battery, say, relative to a generator backup or something?

<<Matt Potere, Chief Executive Officer>>

Yes. I think overtime as we get more scale, we’ll see the cost of batteries start to really improve. I think what’s driving in now though is these weather events, whether it’s wildfires in California or hurricanes in the southeast, or the Texas power outage, people can see real value in adding a battery to their solar system and have backup power. In fact, in some cases, it’s a reason to go solar. Because you can add the battery on and in many cases still save money. So if somebody knocked on your door and said, hey, I can save you $10, $15, $20 bucks a month and $1,000s of over the life of your system. And you’re going to effectively get paid for having battery storage. It’s a terrific value proposition. And when we see things like what happened in Texas? The response tends to not just be in Texas. I mean, I live in Texas, you don’t live in Texas, but we know about it. And so we think about the events that could impact us, and it’s got a national impact, as homeowners don’t want to be stuck in that same situation for their own local weather challenges.

<<Chris Donat, Analyst, Piper Sandler Companies>>

Can you talk a little bit about the seasonality of the business? Is it – I would imagine whether it’s contractors and their timing of year? Or consumer demand and around, say tax refunds and other things that affect consumer behavior? Did you see meaningful seasonality in originations?

<<Barry Edinburg, Chief Financial Officer>>

We do. We see some seasonality. And it relates to a lot of different things, but primarily weather, certainly the solar states have become more broadly distributed around the country as opposed to just being in the Sunbelt, where sun shines pretty much all year long. So what we’ve seen generally is more sales in the second and third quarters of the year. And given the timeline from a sale to an installation, which is when we make money generally of about 75 days to 90 days. So think about it as quarter delay. We see more funded loans again on a relative basis in the third and fourth quarters of the year. That’s what we’ve seen historically, that’s what we think is pretty typical in this market. Obviously, if companies grow quickly enough you may not see some of the seasonality, but we’ve certainly seen in our business and understand that’s a relatively common thing in our business.

<<Chris Donat, Analyst, Piper Sandler Companies>>

Okay. Wanted to ask one question on the regulatory side and well, it’s a two part. Just one part of it’s just on the broader regulatory picture. And do you expect any meaningful changes with the change of administration this year? Change in control of the Senate or back in November, well November and January. And then just there’s some specific issues out there, like California has got a new rule there, NEM 3.0, anyway just how much of the business sort of swings around with regulation in tax and other factors or have we reached the point where the economics of it for consumers make them kind of agnostic to just other issues?

<<Matt Potere, Chief Executive Officer>>

Yes. I think macro, what’s happening is the cost of solar is coming down and the cost of power continues to increase over time. So the value proposition is getting better and better in more and more states. And that’s the macro trend overtime. From a regulatory standpoint or a legislative standpoint, solar has really good bipartisan support. The investment tax credit was extended in December under the Trump administration with bipartisan support in Congress. And solar is the fastest, solar installers are the fastest growing job in the country. And it’s got great support on both sides of the aisle. And so we didn’t plan on. And actually we haven’t modeled out or included in our forecast, the benefit of that regulatory change or that extension of the ITC. We generally don’t forecast. There are a number of tailwinds we think to the overall industry. We don’t forecast those. We don’t bet on policy going our way. But we think there are a number of potential opportunities recently with the infrastructure bill. President Biden has adding or has included a ten-year extension to the investment tax credit.

Again, we’ll see where it nets out. We’ll see if and what actually gets passed in the end. But that’s a pretty substantial tailwind that we weren’t betting on. You’re right. In California, there has been some talk about Net Metering 3.0. The utilities, as you would probably expect have been lobbying for some pretty draconian rule as it relates to Net Metering. That’s not a surprise. Many utilities here come out with an opening bid. And we’ll see, I think most would expect it to be a pretty modest change. And one thing to note though is to the extent to which, Net Metering becomes less favorable for the consumer. So when you sell back to the grid, you don’t get the retail rate, you get somewhere between the retail rate and the wholesale rate. What that means is you’re more, more likely to want to get a battery to store locally. And so through a certain extent those changes while they can make the economics a little bit less favorable for the individual homeowner. They also drive homeowners to be economically more likely to go with a battery, which again, increases the overall market opportunity for us.

So we’ll see where it all nets out. And we think that fundamentally kind of from where I started – that fundamentally, we think there are a lot of really strong positive macro trends here and probably more tailwinds and headwinds from a regulatory standpoint.

<<Chris Donat, Analyst, Piper Sandler Companies>>

Okay. And we’re just about out of time. But I wanted to ask one question about how the pandemic has affected business. Because we’ve seen impacts in a lot of places like on – credit card companies have historically low delinquencies in net charge-off rates similar in auto. I’m wondering, so pandemic impacts on your credit quality, as much as you can see them. And then also on issues like supply chain in the solar industry, have you seen any disruption or you just mentioned it’s one of the fastest growing jobs out there. Aren’t contractors not able to hire enough people to meet demand, anything like that going on?

<<Matt Potere, Chief Executive Officer>>

Yes. I’ll answer your last question first. We have not seen contractors constrain their growth as a result of labor shortages or supply shortages. So to date we’ve seen – we haven’t seen that as an issue. I think what we’re hearing from distributors is, they’re probably holding a little bit less supply today than they once were. But by and large, contractor has been able to get equipment and have been able to install.

The impact of Sunlight is, if equipment gets harder to get, it can elongate the period of time between sale and installation. And so Barry mentioned that 75 to 90 days maybe that screwed out 10 days and the timing of some of our revenue and loan funding push out a little, but we don’t think, unless and until it got so bad that it constrained sales. We really don’t think it has to too significant of an impact on us.

<<Chris Donat, Analyst, Piper Sandler Companies>>

Okay. Help driving credit quality, I mean…

<<Matt Potere, Chief Executive Officer>>

Yes. Credit quality has been very, very strong. And we’ve been really pleased with quality, kind of through this, through the session, through the cycle. Our capital providers continue to be really pleased with it. So we’re really happy about performance.

<<Chris Donat, Analyst, Piper Sandler Companies>>

Got it. With that, we are out of time, which seems like very short. But I want to thank Matt and Barry for joining us today and also for doing investor meetings with us. Appreciate you guys taking the time. And it’s always good to hear a good story out there. So we appreciate that from Sunlight.

<<Matt Potere, Chief Executive Officer>>

Great. Thanks, Chris. Thanks for having us.

<<Barry Edinburg, Chief Financial Officer>>

Thanks, Chris.

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